EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		NINE MONTHS ENDED
	September 30 2003	September 30 2004	September 30 2003	September 30 2004
Shares of common stock outstanding for the entire period	19,782,229	19,866,560	19,717,544	19,825,271

Issuance of 56,533 and 49,868 shares of common stock to the Company’s defined contribution plan in 2003 and 2004	11,189	19,497	37,226	28,575

Issuance of 15,000 and 4,288 shares of common stock upon exercise of options in 2003 and 2004	153	—	6,037	3,339

Issuance of 18,060 and 18,541 shares of common stock to the employee stock purchase plan in 2003 and 2004	9,617	9,175	10,570	10,604

Weighted average shares of common stock outstanding	19,803,188	19,895,232	19,771,377	19,867,789

Loss from continuing operations	$(12,017,879)	$(12,117,880)	$(38,143,929)	$(43,094,640)
Income from discontinued operations, net of taxes	(35,363)	(13,851)	2,259,594	96,525
Net loss	$(12,053,242)	$(12,131,731)	$(35,884,335)	$(42,998,115)

Basic loss per common share:
Loss from continuing operations	$(0.61)	$(0.61)	$(1.93)	$(2.17)
Income from discontinued operations, net	—	—	0.11	0.01
Net loss per common share	$(0.61)	$(0.61)	$(1.82)	$(2.16)